

16003836

INITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2016

Washington DC

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SEC FILE NUMBER
8- 67094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontegra Strategies, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Blvd., Suite 500

　　　　　　　　　　　　　　　　　　　　　　　(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William D. Forsyth, III　　　　　　　　　　　　　　　　847-509-9860

　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Forsyth, III   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Frontegra Strategies, LLC   , as
of December 31   , 20 15   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

State of Illinois
County of Cook
Signed and affirmed to before me on
February 24, 2016

Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontegra Strategies, LLC

Financial Report
with Supplementary Information
Year Ended December 31, 2015

Frontegra Strategies, LLC



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Frontegra Strategies, LLC

We have audited the accompanying statement of financial position of Frontegra Strategies, LLC (the "Company") as of and for the year ended December 31, 2015 and the related statements of income and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Frontegra Strategies, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontegra Strategies, LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Frontegra Strategies, LLC's financial statements. The supplemental information is the responsibility of Frontegra Strategies, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Chicago, Illinois
February 24, 2016



Frontegra Strategies, LLC

Statement of Financial Condition
December 31, 2015

Current Assets

Cash	$	476,360
Customer receivables		454,962
Accounts receivable from related party		1,865
Prepaid expenses		32,327
Total assets	$	**965,514**
Current Liabilities - Accrued expenses	$	10
Member's Equity		965,504
Liabilities and Member's Equity	$	**965,514**

Frontegra Strategies, LLC

Statement of Income and Member's Equity
Year Ended December 31, 2015

Revenue - Fees	$ 1,764,472
Expenses	
Professional fees	28,000
Insurance	1,937
State registration and filing fees	42,738
Office	7,846
Salaries and payroll taxes	1,570,154
Total expenses	1,650,675
Net Income	113,797
Member's Equity - Beginning of year	851,707
Member's Equity - End of year	$ 965,504

Frontegra Strategies, LLC

Cash Flows from Operating Activities

Net income	$	113,797
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in:		
Customer receivables		(27,334)
Prepaid expenses		1,524
Accrued expenses		(578)
Net cash provided by operating activities		87,409
Net Increase in Cash		87,409
Cash - Beginning of year		388,951
Cash - End of year	$	476,360

Frontegra Strategies, LLC

Note 1 - Industry Operations

Frontegra Strategies, LLC (formerly known as Frontegra Alternative Strategies, LLC) (the "Company") was formed on March 15, 2005 as a Delaware limited liability company. The Company is a registered securities broker-dealer engaged in the business of selling mutual funds and promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company also acts as the principal distributor of mutual fund shares. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company – As a limited liability company, the member's liability is limited to capital invested. Under its operating agreement, the Company has one class of member interest, and a member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash – The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Customer Receivables – Receivables are carried at original invoice amount less any estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and

Frontegra Strategies, LLC

Note 2 - Summary of Significant Accounting Policies (Continued)

identifying uncollected accounts on a monthly basis. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Revenue Recognition – Revenue is realized from commissions and fees for services provided, or as a percentage of the fees earned on securities sold. Fees are recognized as earned or when related deals are consummated.

Income Taxes – The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings.

Accordingly, the financial statements do not reflect a provision for income taxes.

The Company has no uncertain tax positions.

Frontegra Strategies, LLC

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through February 24, 2016, the date the financial statements were available to be issued.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2015, the Company had net capital of $476,350, of which $451,350 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.0000215 to 1.

Note 4 - Major Customer

In 2015, revenue from one customer amounted to 100 percent of the Company's fee revenue. Receivable balances due from this customer were $454,962 as of December 31, 2015.

Frontegra Strategies, LLC

Note 5 – Related Party

At December 31, 2015, Frontegra Strategies had accounts receivable from Timpani Capital Management, an affiliate, totaling $1,865.

Supplementary Information

Frontegra Strategies, LLC

Total members' equity	$	965,504
Deductions and/or Charges		
Nonallowable assets/liabilities:		
Accounts receivable		456,827
Prepaid expenses		32,327
Net capital		476,350
Net Capital Requirement		25,000
Excess net capital		451,350
Aggregate Indebtedness	$	10
Ratio of Aggregate Indebtedness to Net Capital		0.0000215 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2015.

The Company has claimed an exemption from Rule 15c3-3 under paragraph (k)(2)(i). Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3."

The Company has no liabilities subordinated to the claims of general creditors, therefore a statement of changes in liabilities subordinated to the claims of general creditors is not presented.



FRONTEGRA STRATEGIES, LLC

FRONTEGRA STRATEGIES, LLC
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2015

We, as members of management of Frontegra Strategies, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Frontegra Strategies, LLC

William D. Forsyth III, President

FronTegra Strategies, LLC
400 Skokie Boulevard – Suite 500 - Northbrook, IL 60062-7905
phone 847-509-9860 fax 847-509-9845 - www.frontierpartners.com
Our investment professionals are registered representatives with FronTegra Strategies, LLC, a registered securities broker-dealer and a member of the FINRA and SIPC. Any investment product offered by FronTegra Strategies, LLC is:
Not FDIC | Insured Not Bank Guaranteed | May Lose Value



Plante & Moran, PLLC
10 South Riverside Plaza
9ᵗʰ floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Frontegra Strategies, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Frontegra Strategies, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Frontegra Strategies, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Frontegra Strategies, LLC stated that Frontegra Strategies, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontegra Strategies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontegra Strategies, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 24, 2016



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
18*16        2468           MIXED AADC 220
067094   FINRA   DEC
FRONTEGRA STRATEGIES LLC
400 SKOKIE BLVD STE 500
NORTHBROOK IL 60062-7905
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer

678-525-0992

2. A. General Assessment (item 2e from page 2) $ 1,933

    B. Less payment made with SIPC-6 filed (exclude interest)   (788)

       July 28, 2015
       Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)   1,145

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ 1,145

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 1,145

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Frontegra Strategies LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of January, 2016.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 1,764,472

2b Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts

Total additions

0

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

991,247

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)

(8) Other revenue not related either directly or indirectly to the securities business.
See Instruction C)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960) $_____

Enter the greater of line (i) or (ii)

Total deductions

991,247

2d SIPC Net Operating Revenues

$ 773,225

2e. General Assessment @ .0025

$ 1,933

(to page 1, line 2.A.)

2